

Cat S. · 3rd

co-founder of washhero & washbnb

Milwaukee, Wisconsin, United States · Contact info

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washhero

Milwaukee Institute of Art & Design

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washbnb
washbnb.com
Our per-reservation payment model ensures that you’re never paying more than your cleaning fees...

washhero
washhero
When you place your order, a wash hero will contact you to arrange a pick up time. At that time a...

Experience

co-founder & team lead
washhero
Apr 2020 – Present · 1 yr 2 mos
Milwaukee, Wisconsin, United States

Working to provide safe access to laundry for all; no matter the situation, everyone deserves clean clothes and fresh sheets.

co-founder, operations man & resident design nerd

Co-founder, operations man & resident design nerd
washbnb
Feb 2020 – Present · 1 yr 4 mos

Our team is working on the ground level to design and develop a contemporary solution to laundry. Our focus is on improving the lives of short-term rental hosts by facilitating an improved guest experience, lowering environmental footprints, and freeing up time. Compatible with Airbnb, VRBO, HomeAway, and Booking.com; we have a turn-key : …see more

Freelance Graphic Designer
Self Employed
Jul 2013 – Apr 2020 · 6 yrs 10 mos
Greater Milwaukee Area

Creating logos, posters and print publications for various community members/groups in and around Newport, Oregon before moving to Milwaukee and continuing my practice. My most recent published work was created for LOTUS Legal Clinic, a 50 page magazine and e-zine called Untold Stories. It can be viewed through their website: https://www.lotuslega …see more

Housekeeper and Assistant Host
Airbnb
May 2017 – Aug 2019 · 2 yrs 4 mos
Greater Milwaukee Area

Cleaning and maintaining 6 different rental properties and working with 5 hosts. My duties included updating spreadsheets, stocking supplies, assisting guests and solving spontaneous problems.

Student Ambassador
Milwaukee Institute of Art & Design
Mar 2016 – May 2019 · 3 yrs 3 mos
Milwaukee

Representing MIAD at various events, offering information to the community & prospective students.

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Education

Milwaukee Institute of Art & Design
Bachelor of Fine Arts - BFA, Communication Design
2015 – 2019

Newport High School
2011 – 2015